Exhibit 99.1

June 29, 2010

Autorité des marchés financiers
Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission

Subject :	Neptune Technologies & Bioressources inc. (the « Company »)
Report of voting results pursuant to section 11.3 of the National Instrument 51-102
- Continuous Disclosure Obligations (« NI 51-102 »)

Following the Annual General and Special Meeting of shareholders of the Company held on June 22, 2010 v(the “Meeting“), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the matters voted upon at the Meeting and the voting results. Reference is made to the Management Information Circular of the Company dated June 22, 2010 (the “Circular“). According to the scrutineers’ report, the shareholders present at the meeting, in person or by proxy, represented 17,609,935 Common Shares, or 44.77% of the 39,331,844 shares outstanding on May 18, 2010, the record date for the Meeting, which constituted the necessary quorum for the Meeting.

Reception of the Financial Statements of the Company

By proxy vote, it was approved to receive the financial statements of the Company for the financial year ended February 28, 2010 and the auditors' report thereon.

FOR		AGAINST		WITHHELD
Votes	%	Votes	%	Votes	%
17,488,235	99.31	0	0	121,700	0.69

Election of Directors

By proxy vote, it was approved to elect the directors of the Company for the ensuing year.

FOR		AGAINST		WITHHELD
Votes	%	Votes	%	Votes	%
16,977,725	96.41	0	0	632,210	3.59

Appointment of Auditors

By proxy vote, it was approved to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration.

FOR		AGAINST		WITHHELD
Votes	%	Votes	%	Votes	%
17,523,275	99.51	0	0	86,660	0.49

Approval of the grant of a consideration by the Company in favour of certain of its insiders

By proxy vote, the grant of a consideration by the Company in favour of certain of its insiders, corresponding to (i) the grant of call-options on warrants of Acasti Pharma Inc. (“Acasti”) and NeuroBioPharm Inc. (“NeuroBioPharm”) issued to the Company; and (ii) the transfer of certain warrants issued to the Company by Acasti and NeuroBioPharm is approved.

FOR		AGAINST		WITHHELD
Votes	%	Votes	%	Votes	%
16,796,875	95.38	813,060	4.62	0	0

Ratification of the adoption of the amended and restated stock option plan of the Company

By proxy vote of disinterested shareholders, it was approved to ratify the adoption of the amended and restated stock option plan of the Company as approved by the Board of Directors on May 6, 2010 (the “Company Stock Option Plan”).

FOR		AGAINST		WITHHELD
Votes	%	Votes	%	Votes	%
8,813,990	91.97	769,060	8.03	0	0

Ratification of the adoption of the stock option plan for Acasti

By proxy vote of disinterested shareholders, it was approved to ratify the adoption of the stock option plan for Acasti approved by the Board of Directors of Acasti on October 8, 2008 and amended and restated as of April 29, 2009 and approved by the shareholders of the Company during its last annual and general meeting held on June 9, 2009. (the “Acasti Stock Option Plan”).

FOR		AGAINST		WITHHELD
Votes	%	Votes	%	Votes	%
8,868,490	92.54	714,560	7.46	0	0

Approval of the grant of options by Acasti in favour of certain of its insiders

By proxy vote of disinterested shareholders, the grant of options by Acasti in favour of certain of its insiders under the Acasti Stock Option Plan is approved.

FOR		AGAINST		WITHHELD
Votes	%	Votes	%	Votes	%
8,471,590	88.40	1,111,460	11.60	0	0

Approval of the Shareholder Rights Plan

By proxy vote, the Shareholder Rights Plan was approved.

FOR		AGAINST		WITHHELD
Votes	%	Votes	%	Votes	%
8,928,560	50.70	8,681,375	49.30	0	0

June 29, 2010

NEPTUNE TECHNOLOGIES
& BIORESSOURCES INC.

(s) Henri Harland
Henri Harland
Corporate Secretary